Mail Stop 4561
via fax (773) 961-2990

October 16, 2008

Matthew V. Booty
Interim President and Chief Executive Officer
Midway Games, Inc.
2704 West Roscoe Street
Chicago, Illinois 60618

> **Re: Midway Games, Inc.**
> **Form 10-K and 10-K/A for the Fiscal Year Ended**
> **December 31, 2007**
> **Filed March 13, 2008 and April 29, 2008, respectively**
> **Form 10-Q for the Quarterly Period Ending June 30, 2008**
> **Filed August 4, 2008**
> **File No. 0-12367**

Dear Mr. Booty:

    We have reviewed your response to your letter dated September 29, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 27, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 40

1.   We note your response to prior comments 3 and 4 where you indicate that the increases in the provisions for price protection, returns and discounts were primarily driven by the historical and sell-through rates of games released each year as well as other similar previously-released games and that the mix of games

shipped by geography and the current sales trends for specific types of games also had a significant impact on the allowances recorded in each period. We further note your statement that the sell-through rates for your 2006 and 2005 front-line titles were much stronger than your 2007 front-line titles and included your top-selling franchise, Mortal Kombat, which has historically experienced lower rates of price protection, returns, and discounts. While this may provide some insight into the reasons for the increased provision in fiscal 2007, it is not clear how the discussion of the 2006 and 2005 sell-through rates helps to explain the $11 million increase in the provision for the six months ended June 30, 2008 compared to the same period in fiscal 2007. Please explain in more detail the specific factors that contributed to the increased provision in fiscal 2008. Considering the significance of these provisions to the Company's net revenues and total operations, it would appear that in addition to the discussion of the general criteria considered, as discussed in your Critical Accounting Policies disclosures, a more detailed discussion of the specific factors contributing to the changes in the provision for each period would provide investors with useful information regarding the quality of, and potential variability of, the Company's earnings and cash flow. In this regard, we note that the Company is considering including additional disclosures in future filings to explains such variances if such disclosure is warranted by the facts existing at the time of such disclosure. The Staff will review the revised disclosures in your September 30, 2008 Form 10-Q and we may have additional comments.

Note 1. Business and Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-12

2.	We note your response to our prior comment 12 where you indicate that pursuant to the guidance in SOP 97-2, the Company considers the online capabilities and features included in your games to be postcontract customer support (PCS). Tell us how you determined that providing hosting services and posting scores to the leader boards meets the definition of PCS as defined in SOP 97-2. In this regard, pursuant to the glossary of SOP 97-2, PCS typically includes telephone support, bug fixes and unspecified upgrades and enhancements. Further, please reconcile your reference to PCS in your response to the disclosures in your revenue recognition policy where you indicate that the Company does "not provide any significant customization of software or postcontract customer support." In addition, tell us how you evaluate the significance of these online features in your game titles and tell us whether you market the online functionality of these games and to what extent. Also, for the games that are hosted through third-party servers to which you pay a fee; tell us whether your customers also pay fees to these third parties for on-line capabilities.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief